NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Hyperdynamics Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on May 26, 2015, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation reached this decision to initiate delisting proceedings based upon a review of the Company's performance under its previously approved business plan to address its non-compliance with the Exchange's continued listing standard requirement in Section 802.01B of the NYSE Listed Company Manual (the 'Manual') that a listed company maintain an average global market capitalization over a consecutive 30 trading day period of at least $50,000,000 and its stockholders' equity be at least $50,000,000. In addition, the Company fell below the NYSE's continued listing standard in Section 802.01C of the Manual requiring listed companies to maintain an average closing price per share of not less than $1.00 over a consecutive 30 trading day period. 1. Section 802.01B of the Listed Company Manual states, in part, that a company will be considered to be below compliance when its average global market capitalization over a consecutive 30 trading-day period falls below $50,000,000 and at the same time stockholders' equity is less than $50,000,000. 2. The Exchange, on February 23, 2015, determined to commence delisting procedures with respect to the Common Stock when the Company failed to meet certain milestones established under a plan to regain compliance with Exchange rules.. The Company was notified of the Exchange’s decision verbally on February 18, 2015 and by letter on February 24, 2015. 3. Pursuant to the above authorization, a press release was issued on February 23, 2015, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 10, 2015 and other dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock was suspended after the close of the trading session on March 10, 2015. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation, the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.